UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:	001-36415

QUOTIENT LIMITED
(Exact name of registrant as specified in its charter)

Jersey, Channel Islands

(State or other jurisdiction of incorporation or organization)

Business Park Terre Bonne,

Route de Crassier 13,

1262 Eysins, Switzerland

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Not applicable

(Zip Code)

Registrant's telephone number, including area code: 011-41-22-716-9800

n/a
(Former name or former address, if changed since last report)

Ordinary Shares Preference Shares
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1 holder*

*As previously disclosed, on January 10, 2023 (the “Petition Date”), Quotient Limited (the “Registrant” or the “Company”) filed the Prepackaged Chapter 11 Plan of Reorganization of Quotient Limited (as amended, modified or supplemented from time to time, the “Plan”) and the related disclosure statement (the “Disclosure Statement”) in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”). On February 15, 2023, the Bankruptcy Court entered an order (the “Confirmation Order”) confirming the Plan, as modified by the Confirmation Order, and approving the Disclosure Statement. The Plan is attached to the Confirmation Order as Exhibit A. On February 16, 2023, the Plan became effective in accordance with its terms and the Company emerged from bankruptcy.

Pursuant to the Plan, on March 2, 2023, the Company entered into a Merger Implementation Agreement by and among the Company, Quotient Holdings Merger Company Limited (“MergerCo”) and Quotient Holdings Finance Company Limited (“Finance Co”) (as amended from time to time, the “Merger Implementation Agreement”), pursuant to which, on June 9, 2023 (the “Closing Date”), the Company merged with MergerCo (the “Merger”).

As a result of the Merger, all ordinary shares and preference shares of the Company in issue immediately prior to the Closing Date -- other than shares held by Finance Co immediately prior to the Closing Date -- were cancelled.

Pursuant to the requirements of the Securities Exchange Act of 1934, Quotient Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 30, 2023	QUOTIENT LIMITED

	By:	/s/ Manuel O. Méndez
	Name:	Manuel O. Méndez
	Title:	Chief Executive Officer